Exhibit 99.1

Jianpu Receives Notification from NYSE Regarding Delayed Form 20-F Filing

BEIJING, May 21, 2021— Jianpu Technology Inc. (“Jianpu” or the “Company”) (NYSE: JT), a leading independent open platform for discovery and recommendation of financial products in China, today announced that it received a notice dated May 18, 2021 from NYSE Regulation indicating that the Company is not in compliance with Section 802.01E of the NYSE Listed Company Manual as a result of its failure to timely file its Annual Report on Form 20-F for the year ended December 31, 2020 (the “2020 Form 20-F”) with the Securities and Exchange Commission (the “SEC”).

Jianpu was not able to file the 2020 Form 20-F within the prescribed period without unreasonable effort or expense. The preparation of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 (the “2019 Form 20-F”) was prolonged for the reasons previously disclosed, and the Company had not been in a position to prepare and finalize the 2020 Form 20-F before the 2019 Form 20-F was filed. The Company has filed the 2019 Form 20-F on April 30, 2021, and is making all efforts to prepare its financial statements and the related disclosures to file the 2020 Form 20-F as soon as possible.

NYSE Regulation notified the Company that the NYSE will closely monitor the status of the Company’s late filing and related public disclosures for up to a six-month period from the due date of the annual report. If the Company fails to file its annual report and any subsequent delayed filings within six months from the filing due date, the NYSE may, in its sole discretion, allow the Company’s securities to trade for up to an additional six months depending on specific circumstances, as outlined in Section 802.01E of the NYSE Listed Company Manual. It is expected by the NYSE that the Company will submit an official request for NYSE’s consideration at the appropriate time. If the NYSE determines that an additional six-month trading period is not appropriate, suspension and delisting procedures will commence pursuant to Section 804.00 of the NYSE Listed Company Manual.

Jianpu has also received a notice dated May 17, 2021 from NYSE Regulation acknowledging that the Company furnished its delayed Form 6-K containing the semi-annual financial information for the half year ended June 30, 2020 with the SEC on May 14, 2021 and cured the late filer status in relation to such delayed 6-K submission.

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for discovery and recommendation of financial products in China. By leveraging its deep data insights and proprietary technology, Jianpu provides users with personalized search results and recommendations that are tailored to each user’s particular financial needs and credit profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through online and mobile channels and enhance their competitiveness by providing them with tailored data, risk management and end-to-end solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Jianpu Technology Inc.
Oscar Chen
Tel: +86 (10) 6242-7068
E-mail: IR@rong360.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 6508-0677
E-mail: jianpu@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: jianpu@tpg-ir.com